UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Signal Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

3794Q 10 3

(CUSIP Number)

E. Blake Hawk

Executive Vice President & General Counsel,

Crown Castle International Corp.,

510 Bering Dr., Suite 600, Houston, Texas 77057

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3794Q 10 3	SCHEDULE 13D

1	NAME OF REPORTING PERSON -I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CROWN CASTLE INTERNATIONAL CORP. 76-0470458
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

28,089,150[1]
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,089,150[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%[1]
14	TYPE OF REPORTING PERSON

CO

[1]	Pursuant to the Support Agreements (as defined below), Crown Castle (as defined below) may be deemed to have beneficial ownership of 28,089,150 shares of Common Stock (as defined below), constituting 40% of the 70,222,876 shares of Common Stock outstanding as of September 29, 2006, as set forth in the Merger Agreement (as defined below). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Crown Castle that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Global Signal Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 301 North Cattlemen Rd., Suite 300, Sarasota, Florida 34232.

Item 2. Identity and Background.

(a) This Statement is being filed by Crown Castle International Corp., a Delaware corporation (“Crown Castle”).

(b) The address of Crown Castle’s principal office is 510 Bering Drive, Suite 600, Houston, Texas 77057.

(c) Crown Castle is an independent owner and operator of shared wireless infrastructures, including networks of towers.

(d) During the last five years, neither Crown Castle nor, to Crown Castle’s knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Crown Castle nor, to Crown Castle’s knowledge, any person named on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To Crown Castle’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Crown Castle as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Subject Shares (as defined below) to which this Statement relates have not been purchased by Crown Castle, and thus no funds were used for such purpose. As an inducement for Crown Castle to enter into the Merger Agreement described in Item 4 and in consideration thereof, the Significant Stockholders (as defined below) entered into Support Agreements, dated as of October 5, 2006 (“Support Agreements”) with Crown Castle with respect to the Subject Shares. Crown Castle did not pay additional consideration to the Significant Stockholders in connection with the execution and delivery of the Support Agreements. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

As an inducement for Crown Castle to enter into the Merger Agreement, the Significant Stockholders entered into the Support Agreements. The purpose of the Support Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On October 5, 2006, Crown Castle, CCGS Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Crown Castle (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which the Issuer will merge with and into Merger Sub (“Merger”), with Merger Sub continuing as the surviving company (“Surviving Company”) and a wholly owned subsidiary of Crown Castle following the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (“Effective Time”), each outstanding share of Common Stock (other than shares owned by the Issuer, Crown Castle and Merger Sub) will be converted into the right to receive, at the election of the holder thereof, either 1.61 shares of Crown Castle common stock or $55.95 in cash (“Cash Consideration”). The aggregate amount of Cash Consideration will be capped at $550 million and will be prorated among the Issuer’s stockholders in accordance with the Merger Agreement to the extent that the aggregate amount of Cash Consideration elected exceeds this cap. In addition, at the Effective Time, each option and warrant entitling the holder thereof to purchase a share of Common Stock will be converted into an option or warrant, as applicable, to purchase Crown Castle common stock.

In addition to providing for the Merger, the Merger Agreement restricts the Issuer from, among other things and subject to certain exceptions, engaging in certain transactions, including selling certain assets, changing its capitalization (including by purchasing or issuing any of its capital stock), amending its certificate of incorporation or by-laws, paying dividends (other than the regular quarterly dividend of $0.525 per share of Common Stock that is to be paid by the Issuer on or about October 19, 2006 and as otherwise may be necessary to maintain the Issuer’s status as a real estate investment trust and to eliminate any U.S. Federal income tax liability as determined under Sections 857, 858 and 4981 of the Internal Revenue Code of 1986, as amended), incurring certain indebtedness, making loans or advances to other persons and making certain acquisitions and capital expenditures. The Merger Agreement otherwise requires the Issuer to operate in the ordinary course of business pending the Merger.

Pursuant to the Merger Agreement, Crown Castle will expand its board of directors (“Board”) from 10 to 13 members and will appoint a representative of each of (i) certain investment funds affiliated with Fortress Investment Group LLC (collectively, “Fortress”), (ii) Greenhill Capital Partners, L.P. and certain of its related partnerships (collectively, “Greenhill”), and (iii) Abrams Capital Partners II, L.P. and certain of its related partnerships (collectively, “Abrams”, and together with Fortress and Greenhill, the “Significant Stockholders”), to the Board upon the consummation of the Merger, each to serve in a different class.

Pursuant to the Merger Agreement, the officers of Merger Sub at the Effective Time, if any, will be the officers of the Surviving Company and the certificate of formation and limited liability company agreement of Merger Sub in effect immediately prior to the Effective Time will be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company.

In connection with the Merger, it is expected that the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Act.

Support Agreements

In connection with the execution of the Merger Agreement, on October 5, 2006, Crown Castle entered into the Support Agreements with the Significant Stockholders, pursuant to which the Significant Stockholders agreed to vote (or cause to be voted) an aggregate number of shares equal to 40% of the shares of Common Stock outstanding on the date of the Support Agreements (“Subject Shares”) in favor of the Merger and the Merger Agreement at every meeting of the stockholders of the Issuer or other circumstance upon which such a vote, consent or other approval is sought. In addition, the Significant Stockholders agreed to vote (or cause to be voted) the Subject Shares against (i) any alternative transaction involving, among other things, 15% or more of (x) the revenues, net income, earnings or assets of the Issuer and its subsidiaries, taken as a whole, or (y) any class of equity securities of the Issuer or any of its subsidiaries, and (ii) any amendment to the Issuer’s certificate of incorporation or by-laws or other transaction involving the Issuer, which amendment or other transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or related transactions or change in any manner the voting rights of any capital stock of the Issuer.

The Significant Stockholders also agreed, among other things, (i) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of any shares of Common Stock or enter into any arrangements with respect thereto, (ii) except as described in clause (iii) below, not to enter into any voting arrangement, by proxy or otherwise, with respect to any shares of Common Stock and (iii) to grant to Crown Castle and its designees an irrevocable proxy to vote the Subject Shares in a manner consistent with the preceding paragraph.

Each Support Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the mutual written consent of Crown Castle and the applicable Significant Stockholders.

Stockholders Agreement

Concurrently with the execution of the Merger Agreement and the Support Agreements, Crown Castle and the Significant Stockholders entered into a Stockholders Agreement (“Stockholders Agreement”), to be effective at the Effective Time, pursuant to which, among other things and subject to the terms and conditions thereof, Crown Castle granted each Significant Stockholder (i) certain rights with respect to the registration of the shares of Crown Castle common stock that it will receive in the Merger and (ii) the right to renominate one time the director that it selects for appointment to the Board at the Effective Time (or another individual reasonably acceptable to Crown Castle) if such Significant Stockholder and certain of its affiliates own more than 3.0% of the outstanding shares of Crown Castle common stock at the time of such renomination.

The foregoing descriptions of the Support Agreements, the Merger Agreement and the Stockholders Agreement are qualified in their entirety by reference to the full text of such agreements. The Support Agreements are filed as Exhibits 1 through 3, the Merger Agreement is filed as Exhibit 4 and the Stockholders Agreement is filed as Exhibit 5, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Support Agreements, the Merger Agreement or the Stockholders Agreement, neither Crown Castle nor, to Crown Castle’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the Support Agreements, Crown Castle may be deemed to have beneficial ownership of 28,089,150 shares of Common Stock, constituting 40% of the 70,222,876 shares of Common Stock outstanding as of September 29, 2006, as set forth in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Crown Castle that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Crown Castle’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Support Agreements, Crown Castle may be deemed to have shared power to vote 28,089,150 shares of Common Stock held by the Significant Stockholders.

(c) Except for the Merger Agreement, the Support Agreements and the Stockholders Agreement, and the transactions contemplated by those agreements, neither Crown Castle nor, to Crown Castle’s knowledge, any person named on Schedule A has effected any transaction in Common Stock during the past 60 days.

(d) Except for the Merger Agreement, the Support Agreements and the Stockholders Agreement, and the transactions contemplated by those agreements, neither Crown Castle nor, to Crown Castle’s knowledge, any person named on Schedule A has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to Crown Castle’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Exhibit Name
1	Support Agreement, dated October 5, 2006, by and among Fortress Pinnacle Investment Fund LLC, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC and Crown Castle International Corp. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Crown Castle on October 11, 2006).

2	Support Agreement, dated October 5, 2006, by and among Greenhill Capital Partners LLC, GCP SPV1, LLC, GCP SPV2, LLC and Crown Castle International Corp. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Crown Castle on October 11, 2006).

3	Support Agreement, dated October 5, 2006, by and among Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, Whitecrest Partners, LP, Riva Capital Partners, LP, 222 Partners, LLC and Crown Castle International Corp. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Crown Castle on October 11, 2006).

4	Agreement and Plan of Merger, dated as of October 5, 2006, by and among Global Signal Inc., Crown Castle International Corp. and CCGS Holdings LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crown Castle on October 11, 2006).

5	Stockholders Agreement, dated as of October 5, 2006, by and among Fortress Pinnacle Investment Fund, FRIT PINN LLC, Fortress Registered Investment Trust, FRIT Holdings LLC, FIT GSL LLC, Greenhill Capital Partners LLC, GCP SPV1, LLC, GCP SPV2, LLC, Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, Whitecrest Partners, LP, Riva Capital Partners, LP, 222 Partners, LLC and Crown Castle International Corp. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Crown Castle on October 11, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2006

CROWN CASTLE INTERNATIONAL CORP.

By:	/s/ E. Blake Hawk
Name:	E. Blake Hawk
Title:	Executive Vice President and General Counsel

Schedule A

Directors and Executive Officers of Crown Castle International Corp.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Crown Castle International Corp. The business address of each person listed below is c/o Crown Castle International Corp., 510 Bering Drive, Suite 600, Houston, Texas 77057.

Board of Directors

Name	Present Principal Occupation or Employment
John P. Kelly	President and Chief Executive Officer

W. Benjamin Moreland	Executive Vice President and Chief Financial Officer

Ari Q. Fitzgerald	Partner, Hogan & Hartson LLP

Robert E. Garrison II	President, Sanders Morris Harris Group

Randall A. Hack	Senior Managing Director, Capstone Capital LLC and Senior Managing Member, Nassau Capital L.L.C.

Edward C. Hutcheson, Jr.	Private Investments

J. Landis Martin	Founder and Managing Director, Platte River Ventures, LLC

Dale N. Hatfield	Adjunct Professor, University of Colorado at Boulder

Lee W. Hogan	Individual Investor

Robert F. McKenzie	Individual Investor

Executive Officers

Name	Present Principal Occupation or Employment
John P. Kelly	President and Chief Executive Officer

W. Benjamin Moreland	Executive Vice President and Chief Financial Officer

E. Blake Hawk	Executive Vice President and General Counsel

James D. Young	President – Tower Operations

James D. Cordes	Sr. Vice President – Corporate Development & Strategy

Michael T. Schueppert	Sr. Vice President and President of Modeo LLC